CUSIP NO. 205914104




                     SECURITIES AND EXCHANGE
                           COMMISSION

                     Washington, D.C.  20549

                         SCHEDULE 13D/A

            Under the Securities Exchange Act of 1934

                        (Amendment No. 1)

                    COMTEX NEWS NETWORK, INC.

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                        (NAME OF ISSUER)

             Common Stock, par value $0.01 per share
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                 (TITLE OF CLASS OF SECURITIES)

                            205914104
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              (CUSIP Number of Class of Securities)

                        Charles W. Terry
                        13201 Dodie Drive
                      Darnestown, MD  20878
                         (301) 717-6568

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      (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
             TO RECEIVE NOTICES AND COMMUNICATIONS)

                          July 23, 2003
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     (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and if filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box.  [  ]
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1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CHARLES W. TERRY

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)
     (B)

3.   SEC USE ONLY


4.   SOURCE OF FUNDS   PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION    USA

7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SOLE VOTING POWER        752,408

8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SHARED VOTING POWER           0

9.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SOLE DISPOSITIVE POWER   752,408

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SHARED DISPOSITIVE POWER           0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   764,408

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES      Not applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    5.6%

14.  TYPE OF REPORTING PERSON                     IN
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Item 1.     Security and Issuer

     This statement on Schedule 13D/A (the "Statement") relates to shares of common stock, par value $0.01 per share ("Comtex
Common Stock"), of Comtex News Network, Inc., a New York corporation (the "Issuer"). The address of the Issuer's principal executive office is 4900 Seminary Road, Suite 800,
Alexandria, Virginia 22311.


Item 2.     Identity and Background

     The Statement is filed on behalf of Charles W. Terry.

     During the past five years, Mr. Terry has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Terry is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration

     Mr. Terry exercised an option on July 23, 2003 to purchase
337,733 shares of Comtex Common Stock at an exercise price of $0.10 per share. Mr. Terry used personal funds to exercise this option and purchase the shares of Comtex Common Stock.

Item 4.     Purpose of Transaction

     On July 23, 2003, Mr. Terry exercised vested options granted under the Comtex News Network, Inc. 1995 Stock Option Plan to purchase 337,733 shares of Comtex Common Stock prior to its expiration for investment purposes.

     Mr. Terry's beneficial ownership includes 764,408 shares of Comtex Common Stock; 12,000 shares of Common Stock held by Mr.
Terry's wife, as to which he disclaims beneficial ownership.

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Item 5.     Interest in Securities of the Issuer

     (a) The Issuer's total issued and outstanding capital stock as of July 23, 2003 is 13,582,903 shares of Comtex Common Stock. In the aggregate, Mr. Terry beneficially owns 764,408 shares or 5.6% of the Issuer's issued and outstanding Comtex Common Stock.

     (b) Mr. Terry beneficially owns 752,408 shares of Comtex Common Stock as to which he has sole power to vote and sole dispositive power. In addition, Mr. Terry's beneficial ownership includes
12,000 shares of Common Stock held by Mr. Terry's wife, as to which he disclaims beneficial ownership.

     (c) On July 23, 2003, Mr. Terry exercised vested options granted under the Comtex News Network, Inc. 1995 Stock Option Plan to purchase 337,733 shares of Comtex Common Stock prior to its expiration for investment purposes.

     During the period between July 2, 2003 and July 28, 2003,
Mr. Terry disposed of 77,500 shares.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7.     Material to Be Filed as Exhibits

     Not applicable.
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                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule
13D is true, complete and correct.


                              /s/ CHARLES.W. TERRY
                              ____________________
                              Charles W. Terry


Dated:  July 31, 2003
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